FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

82-1711

05013269

FOSTER'S
GROUP
Inspiring Global Enjoyment

ASX RELEASE

Fosters Brewing

The following release was made to the Australian Stock Exchange Limited today:

"Brian Healey retires from Foster's Board"

Released: 12 December 2005

Pages: 2
(including this page)

FILE NO: 082-01711

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

12/15

FOSTER'S GROUP

12 December 2005

Brian Healey retires from Foster's Board

Foster's Group Limited (Foster's) today announced the retirement of Mr Brian Healey from the Foster's Board, effective 1 January 2006.

"Brian Healey has helped steer Foster's through the most dynamic period in its history," Foster's Chairman, Mr Frank Swan, said today. "His consumer goods and wine industry knowledge has played a major role in shaping the global multi-beverage business Foster's has become today. On behalf of shareholders I would like to warmly thank Brian for his 12 years of service."

Mr Healey joined Foster's in 1993 after an international career in consumer goods. He was Chairman of Mildara Blass prior to its acquisition by Foster's. After 12 years of service, Mr Healey has tendered his resignation in accordance with the Foster's Board Charter.

An external selection process is underway to find a suitable replacement to join the Foster's Board.

Further information:

Media
Troy Hey
Tel: +61 3 9633 2085
Mob: 0409 709 126

Investors
Chris Knorr
Tel: +61 3 9633 2685
Mob: 0417 033 623

12 December 2005 Date

By fax (+1 202 772 9207) and post

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
United States of America

+46 8 6147852 Tel
+46 8 6148770 Fax
+46 706079269 Mobile

Attention: Division of International Corporate Finance

Re: Rule 12g3-2(b) submission by Nordea AB (publ) – File No. 082-04184

Ladies and Gentlemen:

Please find enclosed the following document that is being furnished pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"):

Press releases: **Change in Nordea's Nomination committee**

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

If you have any questions or comments or require further information, please contact the undersigned or, in my absence, Claes Nordqvist telephone: 46-8-6148166.

Respectfully submitted

Nordea Bank AB (publ)
Johan Ekwall